

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 25, 2010

Via U.S. Mail and Fax (804) 560-4076

G. Scott Faison
Senior Vice President, Finance and
Chief Financial Officer
Colfax Corporation
8730 Stony Point Parkway, Suite 150
Richmond, VA 23235

>   **Re: Colfax Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed February 25, 2010**
>   **File No. 001-34045**

Dear Mr. Faison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 8. Financial Statements

Note 18. Commitments and Contingencies, page 74

1.   We note that the average cost of resolved claims more than doubled from $5,378 in 2008 to $11,106 in 2009. Please describe to us the specific factors leading to the significant increase in the average cost of resolved claims.

2.   We also see that the liabilities for unresolved claims significantly increased in 2009 while the number of unresolved cases declined by approximately 10,000 cases, or nearly 30%. In light of the decrease in the number of cases, please describe to us the specific factors leading to the increased liability.

3.   As a related matter, we refer to the discussion of the $11.6 million pretax charge in the third quarter of 2009. Please further describe to us the analysis and changes in assumptions leading to the $111.3 increase in recorded liabilities. Furthermore, describe how you were able to conclude that the increase in liabilities would be "offset by expected insurance recoveries of $99.7 million."

Item 10. Directors, Executive Officers and Corporate Governance, page 79

4.   We refer to your disclosure on page 3 of the definitive proxy statement that you have incorporated by reference to your Form 10-K. While we note that the nominating and corporate governance committee considers diversity with respect to "geography, gender and ethnicity" in seeking potential directors, please expand your disclosure in future filings to describe more specifically how the committee considers diversity in identifying nominees for director. Please also tell us whether the committee has a policy with regard to consideration of diversity in identifying director nominees; if so, please describe in your response and expand future filings to describe how this policy is implemented and how the committee assesses the effectiveness of the policy.

Item 11. Executive Compensation, page 79

5.   We note that you have not included any disclosure in your proxy statement in response to Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process that you undertook to reach such conclusion.

6.   We note from page 14 of your definitive proxy statement that you reviewed survey data from peer companies in determining executive compensation in 2009. In future filings, as applicable, please expand your disclosure to explain *how* the compensation committee used this information to make compensation decisions. For example, was compensation adjusted after reviewing the information?

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant